U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21145				September 30, 2015
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

SPDR Index Shares Funds - (SPDR S&P International Dividend Currency Hedged ETF and SPDR MSCI International Real Estate Currency Hedged ETF)
4. Address of principal executive office: (number, street, city, state, zip code)

1 Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

SPDR Index Shares Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that SPDR S&P International Dividend Currency Hedged ETF and SPDR MSCI International Real Estate Currency Hedged ETF (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 30, 2015. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2015, and with respect to agreement of security purchases and sales, for the period from September 15, 2015 (commencement of operations) through September 30, 2015:

•	Confirmation of all securities held by institutions in book entry form, at a fund level or omnibus level, where applicable, at the Depository Trust Company and various international depositories. These confirmations included, but were not limited to, securities held by the Funds;

•	Reconciliation of all such securities to the books and records of the Funds and State Street Bank and Trust Company, the Funds’ custodian; and

•	Agreement of a sample of security purchases and security sales from the books and records of the Funds to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that SPDR S&P International Dividend Currency Hedged ETF and SPDR MSCI International Real Estate Currency Hedged ETF complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2015 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SPDR Index Shares Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

September 1, 2016

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2900

ssga.com

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of SPDR S&P International Dividend Currency Hedged ETF and SPDR MSCI International Real Estate Currency Hedged ETF (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2015, and from September 15, 2015 (commencement of operations) through September 30, 2015.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2015, and from September 15, 2015 (commencement of operations) through September 30, 2015 with respect to securities reflected in the investment account of the Funds.

SPDR S&P International Dividend Currency Hedged ETF

SPDR MSCI International Real Estate Currency Hedged ETF

By:	/s/ Bruce Rosenberg
Treasurer

9/1/16
Date